SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR
[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number: 0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 14 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.
Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

o	Report of Independent Registered Public Accounting Firm
o	Statements of Net Assets Available for Benefits
o	Statements of Changes in Net Assets Available for Benefits
o	Notes to Financial Statements
o	Supplemental Schedule

Exhibits
Sequentially Numbered Page

Certification	13
Consent of Ernst & Young LLP	14

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2004 and 2003

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	5

Financial Statements:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 - 11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
July 11, 2005

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2004 and 2003
	2004	2003

ASSETS
Cash	$65,447	$1,953,825
Investments, at fair value	133,822,048	122,336,703
Accrued investment income	441,844	460,654

Net assets available for benefits	$134,329,339	$124,751,182

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment Income:
Dividends	$1,817,582	$1,696,754
Interest	70,819	205,712
Net appreciation (realized and unrealized) in fair value of investments	7,722,602	17,791,146

Total investment income	9,611,003	19,693,612

Contributions:
Employer	4,145,602	4,140,262
Participants	4,052,725	3,854,173

Total contributions	8,198,327	7,994,435

Other income	-	6,177

Total additions	17,809,330	27,694,224

Reductions:
Benefits and distributions to participants	8,223,573	4,829,537
Other payments	7,600	6,500

Total reductions	8,231,173	4,836,037

Change in net assets	9,578,157	22,858,187

Net assets available for benefits, beginning of year	124,751,182	101,892,995

Net assets available for benefits, end of year	$134,329,339	$124,751,182

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.  Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

    Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

    Contributions and Benefit Payments

The Company's contribution to the Plan during 2004 and 2003 included a matching contribution of $2.00 for each $1.00 of the first 1% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

Contributions by participants of up to 15% of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan.

On January 1, 2002, the portion of participants' accounts related to employee contributions and Company matching contributions invested in the FMBI Stock Fund were transferred to the ESOP Fund. A portion of the Company discretionary contributions were invested in the ESOP Fund; no employee contributions and Company matching contributions were credited to this fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Employees may not elect to transfer from other investment options into the ESOP Fund. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

On June 25, 2002, all funds in the Plan, except for the FMBI Stock Fund and ESOP Fund, are maintained in the Daily Valuation Fund ("Daily Fund"). The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Daily Fund. The Daily Fund enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund). The Daily Fund is held in the trust fund managed by First Midwest Bank ("Bank"). The Bank continues to manage the FMBI Stock Fund and ESOP Fund.

Company contributions are reduced by any forfeitures during the year.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

    Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, ("Trustee"), a subsidiary of the Company and a party-in-interest.

    Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

2.  Summary of Significant Accounting Policies

    Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

    Investment Valuation and Income Recognition

Investments are reported at fair value, which, except for common trust funds, short-term investments and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption value. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

    Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $7,600 and $6,500 were paid by the Plan's loan account for the years ended December 31, 2004 and 2003, respectively.

    Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

3. Investments

During 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by:
	Net Appreciation in Fair Value During the Year Ended December 31,

	2004	2003

Fair value as determined by quoted market price:
Common stocks	$1,606,342	$10,452,928
Mutual funds	2,004,172	1,889,189
Common trust funds	4,112,088	5,449,029

	$7,722,602	$17,791,146

Dividends received by the Plan on First Midwest common stock during 2004 and 2003 amounted to $1,592,008 and $1,551,275, respectively. Net appreciation on First Midwest Common Trust Funds amounted to $4,112,088 and $5,449,029 for the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the Plan held the following investments that comprised 5% or more of the Plan's net assets:
	Fair Value at December 31,

	2004	2003

Goldman Sachs Financial Square Prime #462	$9,874,707	$10,661,956
First Midwest Bancorp, Inc. Common Stock:
(1,784,808 shares at December 31, 2004 and 1,964,540 shares at December 31, 2003)	$63,412,087	$63,518,788
First Midwest Employee Benefit Large Cap Equity Fund:
(1,154,860 units at December 31, 2004 and 1,145,587 units at December 31, 2003)	$27,852,150	$23,937,726
First Midwest Employee Benefit Fixed Income Fund:
(642,952 units at December 31, 2004 and 701,784 units at December 31, 2003)	$11,846,773	$12,576,604

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

6. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that are payable to participants but have not been paid to them at the Plan year end. This amount was $TBD for 2004 and $340,464 for 2003. In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2004
		c. Description

a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value

SHORT-TERM INVESTMENT
	Short-Term Investment Fund:
	Goldman Sachs Financial Square Prime Fund #462		2.06%		$9,874,707	$9,874,707

COMMON STOCK
*	First Midwest Bancorp, Inc.			1,784,808	20,624,990	63,412,087

COMMON TRUST FUNDS
*	First Midwest Employee Benefit Large Cap Equity Fund			1,154,860	21,537,452	27,852,150

*	First Midwest Employee Benefit Fixed Income Fund			642,952	10,114,107	11,846,773

*	First Midwest Employee Benefit Mid Cap Equity Fund			65,054	874,548	990,041

					32,526,107	40,688,964

MUTUAL FUNDS
	Vanguard Total Index Admiral Fund			152,725	3,918,756	4,393,888

	Vanguard Small Cap Admiral Fund			126,482	2,715,765	3,393,509

	Fidelity Advisor Diversified International Fund			173,509	2,653,907	3,275,843

	Pimco Low Duration II Fund			78,718	778,396	772,226

	Pimco High Yield Inst Fund			93,025	883,902	927,459

	Columbia Acorn Fund			106,742	2,427,634	2,823,337

	Vanguard Index Mid Cap Stock Investors Fund			138,129	1,815,658	2,160,337

	Vanguard Portfolio 36 - GNMA			49,799	523,798	519,904

					15,717,816	18,266,503

LOANS TO PARTICIPANTS
	Participants Loans	Various	7% - 11%		-	1,579,787

					$78,743,620	$133,822,048

	NOTE: An asterisk in column a. denotes an investment in an entity, which is a "party-in-interest" as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: July 11, 2005

First Midwest Bancorp, Inc.
SAVINGS AND PROFIT SHARING PLAN

/s/ Michael L. Scudder
Michael L. Scudder
Member, Plan Committee and Principal Financial and Accounting Officer of First Midwest Bancorp, Inc.